

13012650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

MAR 0 1 2013

SEC FILE NUMBER

8. 68911

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                        MM/DD/YY                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Gordian Investment Solutions, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

FIRM I.D. NO.

One Sansome Street, Suite 1895
_____
                                (No. and Street)

San Francisco                          CA                          94104
_____
      (City)                          (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Justin Schleifer                                          (415) 762-2845
_____
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
_____
                    (Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200        Greenwood Village        CO          80111
_____
      (Address)                          (City)              (State)      (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/13

# OATH OR AFFIRMATION

I, __Justin Schleifer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Gordian Investment Solutions, LLC_____, as of _____ December 31_, 2012_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GORDIAN INVESTMENT SOLUTIONS, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2012**



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

GORDIAN INVESTMENT SOLUTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

# GORDIAN INVESTMENT SOLUTIONS, LLC

## TABLE OF CONTENTS



**SPICER JEFFRIES LLP**

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

## INDEPENDENT AUDITORS' REPORT

To the Members of
Gordian Investment Solutions, LLC

### *Report on the Financial Statements*

We have audited the accompanying statement of financial condition of Gordian Investment Solutions, LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement is free from material misstatement, whether due to fraud or error.

### *Auditors' Responsibility*

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gordian Investment Solutions, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Greenwood Village, Colorado
February 25, 2013



**GORDIAN INVESTMENT SOLUTIONS, LLC**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2012**

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 8,308 |
| Investment banking fees receivable | | 12,500 |
| Other assets | | 134 |
| | $ | **20,942** |

### LIABILITIES AND MEMBERS' EQUITY

**LIABILITIES:**

| | | |
|---|---|---:|
| Salaries and commissions payable | $ | 12,788 |
| Accounts payable and accrued expenses | | 1,533 |
| *Total liabilities* | | 14,321 |

**COMMITMENTS AND CONTINGENCIES** (Notes 3 and 4)

**MEMBERS' EQUITY** (Note 2)              6,621

             $      **20,942**

The accompanying notes are an integral part of this statement.

## NOTE 1 - *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

### *Organization and Business*

Gordian Investment Solutions, LLC (the "Company") was approved on March 12, 2012 to operate as a registered broker-dealer in securities pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc. The Company provides investment banking and private placement services.

### *Rule 15c3-3 Exemption*

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

### *Revenue Recognition*

Investment banking fees include fees arising from securities offerings and private placements in which the Company acts as an agent. Investment banking fees are recorded on the completion date of the securities offering.

### *Income Taxes*

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the respective members' tax return.

The Partnership is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Partnership files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Partnership is not subject to income tax return examinations by major taxing authorities for years before 2011 (year of inception). The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Partnership recording a tax liability that reduces net assets. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Partnership recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2012.

**NOTE 1 -** **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
*(concluded)*

## Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, investment banking fees receivable, other assets, salaries and commissions payable and accounts payable and accrued expenses approximate their respective fair values due to the short maturities of these investments.

## Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE 2 -** **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2012, the Company had net capital and net capital requirements of $5,675 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.52 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 during the Company's first year of operations.

**NOTE 3 -** **COMMITMENTS**

The Company shares office space with an affiliated entity. This affiliated entity charges the Company $500 per month in rent under a month-to-month lease.

The Company incurred rent expense of approximately $2,500 under the month-to-month lease stated above.

**NOTE 4 -** **FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES**

The Company is engaged in various placement activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

*NOTE 5 -    SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. Except as noted below, the evaluation did not result in any subsequent events that required disclosures and/or adjustments.

The Company is required to maintain net capital equal to or greater than 120% of its minimum required net capital ($6,000 as of December 31, 2012). As of December 31, 2012, the Company's net capital was below this requirement, and accordingly, filed the necessary communications with the SEC and FINRA on January 18, 2013. The Company was able to cure this deficiency by collecting the outstanding investment banking fees receivable on January 4, 2013.